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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                       SUNQUEST INFORMATION SYSTEMS, INC.
                            (Name of Subject Company)

                        SUNSHINE ACQUISITION CORPORATION
                                  KIRSTY, INC.
                                    MISYS PLC
                      (Names of Filing Persons (Offerors))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    867654105
                      (CUSIP Number of Class of Securities)

                                 ROSS K. GRAHAM
                                    MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                        EVENSHAM, WORCESTERSHIRE WR11 5SH
                                     ENGLAND
                               011-44-1386-871-373
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications On Behalf of Filing
                                    Persons)

                                    COPY TO:

                               PAUL H. WILSON, JR.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

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[X]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

     Amount Previously Paid: $80,868
     Form or Registration No.: Schedule TO
     Filing Party:             Misys plc
     Date Filed:               June 29, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule l4d-1.

     [ ]  Issuer tender offer subject to Rule l3e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                         AMENDMENT NO. 2 TO SCHEDULE TO

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 29, 2001, as amended by Amendment No. 1 filed on July 10, 2001 (as amended, the "Schedule TO"), by Misys plc, a public company organized under the laws of England ("Misys"), Kirsty, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Misys ("Kirsty"), and Sunshine Acquisition Corporation, a Pennsylvania corporation and a wholly-owned subsidiary of Kirsty (the "Purchaser"). The Schedule TO relates to the third-party tender offer by the Purchaser to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of Sunquest Information Systems, Inc. (the "Company") for a price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 4.

     Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

     1. The first sentence in the section entitled "The Offer - 5. Certain Federal Income Tax Consequences" in the Offer to Purchase is hereby amended by
(x) deleting the word "certain" appearing therein and (y) inserting in lieu thereof the words "the material".

     2. The first sentence of the second full paragraph in the section entitled "The Offer - 5. Certain Federal Income Tax Consequences" in the Offer to Purchase is hereby amended by deleting the following words appearing therein:
"included for general informational purposes only and are".

     3. The introductory paragraph in the section entitled "The Offer - 15. Certain Conditions of the Offer" in the Offer to Purchase is hereby amended in its entirety to read as follows:

          "Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment, or, subject to the provisions of Rule 14e-1(c) promulgated under the Exchange Act, pay for any Shares, and the Purchaser may terminate the Offer, if (1) prior to the expiration date of the Offer (A) the number of Shares validly tendered and not withdrawn, together with any Shares then owned by the Purchaser, shall not satisfy the Minimum Condition, or (B) the applicable waiting period under the HSR Act shall not have expired or been terminated; or (2) at any time on or
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          after the date of the Agreement, and prior to the earlier of the
          Expiration Date and acceptance for payment of or payment for shares, any of the following conditions exist:"

     4. The last paragraph in the section entitled "The Offer - 15. Certain Conditions of the Offer" in the Offer to Purchase is hereby amended by inserting the words "prior to the Expiration Date" immediately after the words "in its sole discretion" appearing therein.

ITEM 11.  ADDITIONAL INFORMATION

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

          "Effective July 12, 2001, the Federal Trade Commission granted early termination of the Hart-Scott-Rodino ("HSR") waiting period with respect to the Offer to Purchase. On July 17, 2001, Misys and the Company issued a press release announcing this early termination of the HSR waiting period. A copy of the press release is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference."

ITEM 12.  EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

    (a)(1)(K)     Press Release dated July 17, 2001.







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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 18, 2001
                                      SUNSHINE ACQUISITION CORPORATION

                                     By:   /s/ Ross K. Graham
                                           ------------------
                                           Name: Ross K. Graham
                                           Title:   Vice President




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                                     KIRSTY, INC.

                                     By:   /s/ Charles John Colwell
                                           --------------------------------
                                           Name:  Charles John Colwell
                                           Title: President


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                                     MISYS PLC

                                     By:   /s/ Ross K. Graham
                                           ------------------
                                           Name:  Ross K. Graham
                                           Title: Corporate Development
                                                  Director







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                                  EXHIBIT INDEX

      Exhibit No.        Description
      -----------        -----------
      (a)(1)(K)         Press Release dated July 17, 2001.